Exhibit 99.2

Dear Lionsgate Employee:

We’re pleased to inform you that the Company today filed a preliminary proxy statement with the Securities and Exchange Commission regarding a proposed stock option exchange program.  Pending shareholder approval at a special meeting of shareholders to be held on April 2, 2020, employees who own eligible stock options and stock appreciation rights (SARs) will be able to exchange those options or SARs for a lesser number of options or SARs with a reduced exercise price (the exercise price for the new awards would reflect the fair market value of the applicable class of our shares at the time the exchange is completed).

This exchange program recognizes the recent decline in our stock price and is designed to allow eligible employees whose stock options and SARs are “out of the money” to have a better opportunity to realize value from their awards.  Please keep in mind that this proposed stock option exchange program is subject to shareholder approval before it can be made available and that the terms of the exchange program have not been finalized. Final terms will be communicated to you if the program is implemented and you are eligible to participate.

/s/ Ross Pollack

Ross Pollack

CHRO

Additional Information Regarding the Exchange Program

In connection with the proposal to be voted on by Lionsgate’s shareholders to approve the exchange program, Lionsgate has filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) and intends to file other relevant materials with the SEC, including a definitive proxy statement. Lionsgate shareholders are urged to read these materials when they become available and before making any voting decision regarding the exchange program.

The exchange program has not yet commenced. Lionsgate will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the exchange program. Eligible participants in the exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the exchange program.

Lionsgate shareholders and option/SARs holders will be able to obtain the written materials described above and other documents filed by Lionsgate with the SEC free of charge from the SEC’s Web site at www.sec.gov. In addition, shareholders and option/SARs holders may obtain free copies of the documents filed by Lionsgate with the SEC on the company’s website at the investor page on http://investors.lionsgate.com/.